UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

STR Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

78478V100
(CUSIP Number)

Bryant R. Riley
RILEY INVESTMENT MANAGEMENT, LLC
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025
(310) 966-1445
(310) 966-1445
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78478V100

1	NAME OF REPORTING PERSON Riley Investment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 407,202
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 407,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 78478V100

1	NAME OF REPORTING PERSON Riley Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 407,202
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 407,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 78478V100

1	NAME OF REPORTING PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 588,400
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 588,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON BD

CUSIP NO. 78478V100

1	NAME OF REPORTING PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 997,840
	8	SHARED VOTING POWER 995,602
	9	SOLE DISPOSITIVE POWER 997,840
	10	SHARED DISPOSITIVE POWER 995,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,993,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78478V100

1	NAME OF REPORTING PERSON Equitec Proprietary Markets, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,125,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,125,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,125,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON BD

CUSIP NO. 78478V100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to common shares, par value $0.01 (the “Shares”), of STR Holdings, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 18 Craftsman Road, East Windsor, CT 06088.

Item 2.	Identity and Background.

(a)           This statement is filed by Riley Investment Partners, L.P., a Delaware limited partnership (“RIP”), Riley Investment Management, LLC, a Delaware limited liability company (“RIM”), B. Riley & Co., LLC, a Delaware limited liability company (“BRC”), Bryant R. Riley (“Mr. Riley”)  and Equitec Proprietary Markets, LLC, an Illinois limited liability company (“Equitec”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of RIP, RIM, BRC and Mr. Riley is 11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025.  The address of the principal office of Equitec is 111 W. Jackson Blvd., 20th Floor, Chicago, IL 60604.

(c)           The principal business of RIP is investing in securities.  The principal business of RIM is acting as a registered investment advisor to RIP and other clients.  RIM is also the general partner of RIP.  The principal business of BRC is acting as a brokerage firm. The principal occupation of Mr. Riley is serving as the Managing Member of RIM and Chairman of BRC.  The principal business of Equitec is acting as a registered broker-dealer.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of RIP, RIM, and BRC is organized under the laws of the State of Delaware.  Equitec is organized under the laws of Illinois.  Mr. Riley is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 407,202 Shares owned directly by RIP is approximately $570,803, excluding brokerage commissions.  The Shares owned directly by RIP were acquired with its working capital.

The aggregate purchase price of the 588,400 Shares owned directly by BRC is approximately $969,115.26 excluding brokerage commissions.  The Shares owned directly by BRC were acquired with its working capital.

CUSIP NO. 78478V100

The aggregate purchase price of the 997,840 Shares owned jointly by Mr. Riley and his wife is approximately $ 1,339,351.41 excluding brokerage commissions.  The Shares owned by Mr. Riley and his wife were acquired with personal funds.

The aggregate purchase price of the 1,125,000 Shares owned directly by Equitec is approximately $1,527,500, excluding brokerage commissions.  The Shares owned directly by Equitec were acquired with its working capital.

RIP, BRC and Mr. Riley each effect purchases of securities primarily through margin accounts, and may be extended margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging the Issuer in discussions regarding the assets, business, strategy, financial condition and/or operations of the Issuer and how to maximize stockholder value.  Based on the above discussions with the Issuer and subject to the factors described above, the Reporting Persons may have discussions with other stockholders and potential nominees to the Board; make proposals to the Issuer concerning changes to the strategy, capitalization, ownership structure, corporate governance, operations, or Certificate of Incorporation or Bylaws of the Issuer; or change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 26,282,745 Shares outstanding, which has been calculated based on the total number of Shares outstanding as of December 31, 2013 as reported in the Issuer’s Schedule TO filed with the Securities and Exchange Commission on January 31, 2014 of 41,886,915 less the number of shares,15,611,958, that the Company accepted for purchase as indicated in their Form 8-K filed with the Securities and Exchange Commission on March 7, 2014.

As of the close of business on March 11, 2014, RIP beneficially owned 407,202 Shares, constituting approximately 1.6% of the Shares outstanding.  By virtue of their relationships with RIP discussed in further detail in Item 2, each of RIM and Mr. Riley may be deemed to beneficially own the Shares beneficially owned by RIP.

CUSIP NO. 78478V100

As of the close of business on March 11, 2014, BRC beneficially owned 588,400 Shares, constituting approximately 2.24% of the Shares outstanding.  By virtue of his relationship with BRC discussed in further detail in Item 2, Mr. Riley may be deemed to beneficially own the Shares beneficially owned by BRC.

As of the close of business on March 11, 2014, Mr. Riley beneficially owned jointly with his wife 997,840 Shares, constituting approximately 3.8% of the Shares outstanding.  By virtue of his relationships with RIP and BRC discussed in further detail in Item 2, Mr. Riley may also be deemed to beneficially own the 407,202 Shares beneficially owned by RIP and the 588,400 Shares beneficially owned by BRC.

As of the close of business on March 11, 2014, Equitec beneficially owned 1,125,000 Shares, constituting approximately 4.3% of the Shares outstanding.

(b)           RIP, RIM and Mr. Riley share the power to vote and dispose of the Shares beneficially owned by RIP.  BRC and Mr. Riley share the power to vote and dispose of the Shares beneficially owned by BRC.   Mr. Riley has the sole power to vote and dispose of the Shares owned jointly by him and his wife.  Equitec has the sole power to vote and dispose of the Shares it beneficially owns.

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market, except as otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 11, 2014, each of the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1           Joint Filing Agreement by and among Riley Investment Partners, L.P., Riley Investment Management, LLC, B. Riley & Co., LLC, Bryant R. Riley and Equitec Proprietary Markets, LLC, dated March 11, 2014.

CUSIP NO. 78478V100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2014	RILEY INVESTMENT PARTNERS, L.P.

	By:	Riley Investment Management, LLC,
its General Partner

	By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Managing Member

RILEY INVESTMENT MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Managing Member

B. RILEY & CO., LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

/s/ Bryant R. Riley
BRYANT R. RILEY

EQUITEC PROPRIETARY MARKETS, LLC

By:	/s/ Fred Goldman
Name:	Fred Goldman
Title:	CFO

CUSIP NO. 78478V100

SCHEDULE A
Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/ (Sold)	Price Per Share($)	Date of Purchase/ Sale

RILEY INVESTMENT PARTNERS, L.P.
7,202	1.5	02/03/2014
400,000	1.4	01/31/2014

RILEY INVESTMENT MANAGEMENT, LLC
None

B. RILEY & CO., LLC
1,700	1.48	02/04/2014
2,600	1.5	02/04/2014
300	1.4785	02/04/2014
49,800	1.5	02/04/2014
(15,435)	1.56	02/10/2014
(11,600)	1.57	02/10/2014
(46,565)	1.56	02/10/2014
(11,400)	1.57	02/10/2014
(22,600)	1.58	02/11/2014
(600)	1.589	02/11/2014
(11,582)	1.58	02/11/2014
15,450	1.51	02/13/2014
3,263	1.52	02/13/2014
61,429	1.51	02/19/2014
88,155	1.49	02/25/2014
100	1.485	02/25/2014
112,520	1.49	02/27/2014
900	1.435	02/28/2014
800	1.4375	02/28/2014
23,706	1.44	02/28/2014
1,500	1.435	02/28/2014
900	1.4375	02/28/2014
23,519	1.44	02/28/2014
900	1.45	02/28/2014
9,093	1.46	02/28/2014
18,550	1.44	02/28/2014
200	1.445	02/28/2014
1,300	1.45	02/28/2014
9,143	1.46	02/28/2014
(8,500)	1.6	03/04/2014

CUSIP NO. 78478V100

(3,247)	1.63	03/04/2014
(225)	1.635	03/04/2014
(1,000)	1.64	03/04/2014
(1,200)	1.6407	03/04/2014
(700)	1.6425	03/04/2014
(300)	1.644	03/04/2014
(100)	1.645	03/04/2014
(1,300)	1.648	03/04/2014
(3,800)	1.65	03/04/2014
(200)	1.645	03/04/2014
(100)	1.6	03/04/2014
(100)	1.63	03/04/2014
(100)	1.65	03/04/2014
(1,100)	1.6	03/04/2014
(200)	1.63	03/04/2014
(500)	1.65	03/04/2014
(700)	1.63	03/04/2014
(1,400)	1.6	03/04/2014
(600)	1.65	03/04/2014
(700)	1.6	03/04/2014
(1,700)	1.65	03/04/2014
(3,300)	1.6	03/04/2014
(10,700)	1.63	03/04/2014
(1,400)	1.6307	03/04/2014
(200)	1.635	03/04/2014
(2,700)	1.64	03/04/2014
(700)	1.644	03/04/2014
(2,100)	1.645	03/04/2014
(800)	1.648	03/04/2014
(1,600)	1.65	03/04/2014
(100)	1.63	03/04/2014
(200)	1.6	03/04/2014
(100)	1.635	03/04/2014
(200)	1.64	03/04/2014
(400)	1.65	03/04/2014
(2,200)	1.6	03/04/2014
(200)	1.63	03/04/2014
(500)	1.65	03/04/2014
(100)	1.63	03/04/2014
(700)	1.6425	03/04/2014
(500)	1.63	03/04/2014
(200)	1.64	03/04/2014

CUSIP NO. 78478V100

(100)	1.65	03/04/2014
(200)	1.63	03/04/2014
(100)	1.64	03/04/2014
(6,200)	1.63	03/05/2014
1,966,126	1.4013	01/31/2014
(650,000)	1.4	01/31/2014
(1,568)	1.47	01/31/2014
(21,000)	1.48	01/31/2014
(200)	1.4825	01/31/2014
(1,400)	1.484	01/31/2014
(700)	1.485	01/31/2014
(3,900)	1.49	01/31/2014
(100)	1.495	01/31/2014
13,700	1.4013	01/31/2014
(1,175,000)	1.4	01/31/2014
(100)	1.46	01/31/2014
(200)	1.47	01/31/2014
(15,732)	1.48	01/31/2014
(200)	1.4825	01/31/2014
(1,900)	1.484	01/31/2014
(1,000)	1.485	01/31/2014
(5,500)	1.49	01/31/2014
(200)	1.495	01/31/2014
1,069,500	1.4513	01/24/2014
(300,000)	1.45	01/24/2014
(3,400)	1.48	01/24/2014
(675,000)	1.45	01/24/2014
3,400	1.48	01/24/2014
150,000	1.52	01/23/2014
(275,485)	1.33	01/14/2014

BRYANT R. RILEY
(16,217)	1.6484	03/05/2014
(33,783)	1.6328	03/04/2014
25,000	1.51	02/19/2014
13,430	1.51	02/18/2014
49,300	1.51	02/12/2014
(550,000)	1.5405	02/10/2014
600,000	1.4	01/31/2014
400,000	1.45	01/24/2014
50,000	1.5047	01/21/2014
(33,500)	1.5577	01/21/2014
(31,875)	1.44	01/16/2014
275,485	1.33	01/14/2014

CUSIP NO. 78478V100

EQUITEC PROPRIETARY MARKETS, LLC
25,000	1.4	01/31/2014
50,000	1.4	01/31/2014
50,000	1.4	01/31/2014
50,000	1.4	01/31/2014
50,000	1.4	01/31/2014
50,000	1.4	01/31/2014
50,000	1.4	01/31/2014
50,000	1.4	01/31/2014
50,000	1.45	01/24/2014
50,000	1.45	01/24/2014
50,000	1.45	01/24/2014
50,000	1.45	01/24/2014
50,000	1.45	01/24/2014